Confidential Treatment Requested by The Pennant Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

As submitted confidentially to the Securities and Exchange Commission on April 2, 2019

File No. 001-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE PENNANT GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	83-3349931
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1675 East Riverside Drive Suite 150 Eagle, Idaho	83616
(Address of Principal Executive Offices)	(Zip Code)

(208) 506-6100

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, $0.001 par value per share	The NASDAQ Global Select Market

Securities to be registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Confidential Treatment Requested by The Pennant Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

Item 1. Business

The information required by this item is contained under the sections “Summary,” “Risk Factors,” “Special Note About Forward-Looking Statements,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business,” “Management,” “Executive and Director Compensation,” “Certain Relationships and Related Party Transactions” and “Index to Financial Statements” of the information statement filed as Exhibit 99.1 to this Form 10 (the “information statement”). Those sections are incorporated herein by reference.

Item 1A. Risk Factors

The information required by this item is contained under the sections “Risk Factors” and “Special Note About Forward-Looking Statements” of the information statement. Those sections are incorporated herein by reference.

Item 2. Financial Information

The information required by this item is contained under the sections “Summary—Summary Historical and Unaudited Pro Forma Combined Financial Data,” “Capitalization,” “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the information statement. Those sections are incorporated herein by reference.

Item 3. Properties

The information required by this item is contained under the section “Our Business—Properties” of the information statement. That section is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The information required by this item is contained under the section “Security Ownership of Certain Beneficial Owners and Management” of the information statement. That section is incorporated herein by reference.

Item 5. Directors and Executive Officers

The information required by this item is contained under the section “Management” of the information statement. That section is incorporated herein by reference.

Item 6. Executive Compensation

The information required by this item is contained under the sections “Security Ownership of Certain Beneficial Owners and Management,” “Management” and “Executive and Director Compensation” of the information statement. Those sections are incorporated herein by reference.

Item 7. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is contained under the sections “Management,” “Executive and Director Compensation” and “Certain Relationships and Related Party Transactions” of the information statement. Those sections are incorporated herein by reference.

Confidential Treatment Requested by The Pennant Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 8. Legal Proceedings

The information required by this item is contained under the section “Our Business—Legal Proceedings” of the information statement. That section is incorporated herein by reference.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

The information required by this item is contained under the sections “Risk Factors,” “The Spin-Off,” “Trading Market,” “Dividend Policy,” “Executive and Director Compensation” and “Description of Capital Stock” of the information statement. Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities

Not applicable.

Item 11. Description of Registrant’s Securities to be Registered

The information required by this item is contained under the sections “Risk Factors—Risks Related to Ownership of Our Common Stock,” “Dividend Policy” and “Description of Capital Stock” of the information statement. Those sections are incorporated herein by reference.

Item 12. Indemnification of Directors and Officers

The information required by this item is contained under the sections “Certain Relationships and Related Party Transactions—Indemnification Agreements” and “Description of Capital Stock—Limitations on Liability of Directors and Indemnification of Directors and Officers” of the information statement. Those sections are incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data

The information required by this item is contained under the sections “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements” and the financial statements referenced therein of the information statement. Those sections are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15. Financial Statements and Exhibits

(a)    Financial Statements

The information required by this item is contained under the sections “Unaudited Pro Forma Combined Financial Statements” and “Index to Financial Statements” beginning on page F-1 of the information statement and the financial statements referenced therein. Those sections are incorporated herein by reference.

Confidential Treatment Requested by The Pennant Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

(b)    Exhibits

The following documents are filed as exhibits hereto:

Exhibit No.	Description

2.1	Form of Master Separation Agreement by and between The Ensign Group, Inc. and The Pennant Group, Inc.*

3.1	Form of Amended and Restated Certificate of Incorporation of The Pennant Group, Inc.*

3.2	Form of Amended and Restated Bylaws of The Pennant Group, Inc.*

10.1	Form of Transition Services Agreement by and between The Ensign Group, Inc. and The Pennant Group, Inc.*

10.2	Form of Tax Matters Agreement by and between The Ensign Group, Inc. and The Pennant Group, Inc.*

10.3	Form of Employee Matters Agreement by and between The Ensign Group, Inc. and The Pennant Group, Inc.*

10.4	Form of Preferred Provider Agreement by and among subsidiaries of The Ensign Group, Inc. and subsidiaries of The Pennant Group, Inc.*

10.5	Form of Lease Agreement by and among subsidiaries of The Ensign Group, Inc. and subsidiaries of The Pennant Group, Inc.*

10.6	Form of The Pennant Group, Inc. 2019 Omnibus Incentive Plan*

10.7	Form of Indemnification Agreement to be entered into between The Pennant Group, Inc. and each of its directors and executive officers*

21.1	Subsidiaries of The Pennant Group, Inc.*

99.1	Preliminary Information Statement, dated April 2, 2019

*	To be filed by amendment.

Confidential Treatment Requested by The Pennant Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE PENNANT GROUP, INC.

By:
Name:	Daniel H Walker
Title:	Chief Executive Officer and President

Date:            , 2019